4400 Post Oak Parkway Suite 1000 Houston, Texas 77027 Tel 713.403.8000 Fax 713-403-8074

March 20, 2013

EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall

Re:	Willbros Group, Inc.

File No. 1-34259

Form 10-K for the year ended December 31, 2011

Filed April 9, 2012

Dear Mr. Schwall:

This letter sets forth the response of Willbros Group, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 8, 2013 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2011.

For your convenience, we have repeated in italics the comment of the Staff exactly as given in the Comment Letter and set forth below such comment our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business and Properties

Business Segments, page 4

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Your response to prior comment two explains that the monthly reporting package you supplementally provided is used by the segment president to review and discuss operating activities, financial results, and forecasts with the CODM. This financial review is part of the CODM’s process for evaluating how to allocate the resources of the Company. You further explain that Upstream Oil & Gas and Downstream Oil & Gas activities are no longer considered to be an operating segment, in part because you stopped compiling financial information for these former segments. Per review of your financial reporting package, we note that your current Oil & Gas reporting segment is further disaggregated by the following: 1) Construction and Maintenance, 2) Professional Services, and 3) Eastern Region. The Construction and Maintenance and Professional Services areas are then further disaggregated by Upstream and Downstream. As it appears this information is compiled, presented to and used by your CODM, please clarify, using the guidance in ASC 280-10-50, why you do not identify and disclose the following areas as reportable segments (in addition to the Canada and Utility T&D segments): Upstream Construction and Maintenance, Downstream Construction and Maintenance, Upstream Professional Services, and Downstream Professional Services.

Response: We acknowledge the Staff’s comments regarding the Company’s segment disclosures and appreciate the opportunity to provide the Staff with additional information regarding our segment reporting considerations. In the course of preparing this and previous communications with the Staff, and with the assistance of the Company’s executive leadership, we have comprehensively evaluated the Company’s policies regarding segment and enterprise-wide disclosures under ASC 280-10-50. The Company’s 2011 and 2012 segment reporting disclosures were developed to provide financial statement users with information that is consistent with how our business is organized and on the same basis as that which is used by our Chief Operating Decision Maker (“CODM”) with regards to operating matters. Based on these evaluations, the Company respectfully submits that the areas of Upstream Construction and Maintenance, Downstream Construction and Maintenance, Upstream Professional Services and Downstream Professional Services do not meet the objectives and basic principles of ASC 280-10-50 as it relates to our 2011 and 2012 segment reporting disclosures. More specifically, the identification of these business units as operating segments is inconsistent with how the CODM manages our overall business and makes decisions regarding the allocation of capital resources as the management and decision making process occurs at the Oil & Gas, Utility T&D, and Canada operating segment level. As a point of reference, these three operating segments also constitute the Company’s three reporting units. As of December 31, 2011, there was no remaining goodwill allocated to the Oil & Gas and Canada reporting units and as of December 31, 2012, there was no remaining goodwill allocated to any reporting units as it had all been completely written off.

The Company acknowledges that it historically produced reports in which its business activities were presented in various levels of disaggregation and that the CODM was provided such information. In this regard, the Company further notes that it has considered the guidance set forth in ASC 280-10-50-7 that states that “Generally, an operating segment has a segment manager who is directly accountable and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” Within our organizational and management structure, only our Oil & Gas, Utility T&D, and Canada operating segments have such managers. There are no segment managers, or others that maintain regular contact with our CODM, for our Upstream Construction and Maintenance, Downstream Construction and Maintenance, Upstream Professional Services and Downstream Professional Services business units. Rather, these business units are profit centers (or lines of service) that form an integral part of the operations of our Oil & Gas segment. Each of these profit centers is managed by our Oil & Gas segment manager and the financial results of these profit centers are utilized by our Oil & Gas segment manager to measure performance and to further allocate the capital resources that are allocated to the Oil & Gas segment by our CODM. Consequently, we do not consider these business units to be operating segments.

2

2013 Update

During the first quarter of 2013, the Company implemented a change to its operational and organizational structure in order to emphasize its commitment to its engineering, procurement and integrity services and to align its business interests to better reflect market conditions. As a result, the Company created a new and fourth operating segment which we refer to as Professional Services. The Professional Services segment will provide additional management support and oversight to the Company’s engineering, procurement and integrity services. The Professional Services segment is headed by a newly appointed segment manager who reports to the CODM, has regular contact with the CODM and has direct accountability regarding the operating activities, financial results, forecasts, and plans for the Professional Services segment. The Professional Services segment manager has also added a team of resources to assist in the managing of the Professional Services segment from an operational, accounting and reporting perspective.

The Professional Services segment, together with the Oil & Gas segment, the Canada segment and the Utility T&D segment represent the level for which the CODM regularly reviews operating results to make decisions about resources to be allocated and assess performance beginning in the first quarter of 2013. All future filings will include segment reporting information based upon the Company’s revised four-segment organizational structure.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Members of our executive leadership team, including our CODM, are available for a conference call with the Staff to discuss our response and any additional comments or questions the Staff might have. Should the Staff wish to have such a call, please contact the undersigned at (713) 403-8008 or at van.welch@willbros.com.

Very truly yours,

/s/ Van A. Welch

Van A. Welch
Chief Financial Officer

cc:	Kurt Sands, PricewaterhouseCoopers LLP

Robert J. Melgaard, Conner & Winters, LLP

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